
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13E-4

                            ISSUER TENDER OFFER STATEMENT
        (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                  (AMENDMENT NO. 2)

                                  (FINAL AMENDMENT)

                               PRICE ENTERPRISES, INC.
                                   (Name of Issuer)

                               PRICE ENTERPRISES, INC.
                         (Name of Person(s) Filing Statement)

                       COMMON STOCK, PAR VALUE $.0001 PER SHARE
                            (Title of Class of Securities)

                                      741444 202
                        (CUSIP Number of Class of Securities)

                                     JACK MCGRORY
                               PRICE ENTERPRISES, INC.
                                4649 MORENA BOULEVARD
                             SAN DIEGO, CALIFORNIA  92117
         (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of the Person(s) Filing Statement)

                                       COPY TO:

                                 SCOTT N. WOLFE, ESQ.
                               ROBERT E. BURWELL, ESQ.
                                   LATHAM & WATKINS
                               701 B STREET, SUITE 2100
                             SAN DIEGO, CALIFORNIA  92101
                                    (619) 236-1234

                                  SEPTEMBER 17, 1998
                         (Date Tender Offer First Published,
                          Sent or Given to Security Holders)

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                              CALCULATION OF FILING FEE

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              TRANSACTION VALUATION*              AMOUNT OF FILING FEE**

--------------------------------------------------------------------------------
                    $57,614,013                           $11,523
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
* For the purpose of calculating the filing fee only, this amount is based on the purchase of 10,475,275 shares of Common Stock, par value $.0001 per share, of Price Enterprises, Inc. at $5.50 per share.

** The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
--------------------------------------------------------------------------------
 Amount Previously Paid:    $11,000.     Filing party:  Price Enterprises, Inc.
--------------------------------------------------------------------------------
 Form or Registration No.:  5-43425.     Date Filed:     September 17, 1998.
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     This Amendment No. 2 (this "Amendment") to the Issuer Tender Offer
Statement on Schedule 13E-4 originally filed with the Securities and Exchange Commission on September 17, 1998 (the "Schedule 13E-4") relates to the offer by Price Enterprises, Inc., a Maryland corporation (the "Company" or the "Issuer"), to purchase shares of its common stock, par value $.0001 per share ("Common Stock"), at $5.50 per share (the "Purchase Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 17, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities and Exchange Act of 1934, as amended. This Amendment constitutes the final amendment to Schedule 13E-4 in accordance with Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended, and General
Instruction D to Schedule 13E-4.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

ITEM 8.  ADDITIONAL INFORMATION.

     Items 4 and 8(e) of the Schedule 13E-4 are hereby amended and supplemented to add the following information:

     The Offer expired at 12:00 Midnight, New York City time, on Thursday, October 15, 1998. A total of 13,191,485 shares of Common Stock were properly tendered pursuant to the Offer. In accordance with the terms of the Offer, the Company accepted for purchase and purchased 10,475,275 Shares at a purchase price of $5.50 per share. Prior to the expiration of the Offer, the Company exercised its right to purchase 475,275 shares of its Common Stock in addition to the 10,000,000 originally contemplated by the Offer. Of the 13,191,485 shares tendered, odd-lots totaling 5,131 shares were purchased in their entirety. The remaining 13,186,354 shares tendered were purchased by the Company on a pro rata basis of approximately 79.4%. The 10,475,275 shares purchased pursuant to the Offer represented approximately 44.1% of the 23,763,766 shares of Common Stock outstanding as of October 15, 1998.

     On October 16, 1998, the Company issued a press release announcing the preliminary results of the Offer, and on October 21, 1998, the Company issued a press release announcing the final results of the Offer. Copies of the press releases issued by the Company on October 16, 1998 and October 21, 1998 are attached hereto as Exhibits (a)(9) and (a)(10), respectively, and are incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 of the Schedule 13E-4 is hereby amended and supplemented to add the following exhibits:

     (a)(9)  Press Release dated October 16, 1998.

     (a)(10)  Press Release dated October 21, 1998.



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                                      SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 1998                           PRICE ENTERPRISES, INC.


                                                  By: /s/  JACK MCGRORY
                                                  Name:  Jack McGrory
                                                  Title: President and Chief
                                                            Executive Officer


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